**U.S. SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**


15007880


SEC MAIL
PROCESSING
RECEIVED
JUN 2 5 2015
194
SECTION

---

**FORM 11-K**

**ANNUAL REPORT**
**PURSUANT TO SECTION 15(d) OF THE**
**SECURITIES EXCHANGE ACT OF 1934**

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2014

**OR**

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transaction period from _______ to ________.

Commission file number: 0-25756

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

**IBERIABANK Corporation Retirement Savings Plan**
**(formerly, ISB Financial Corporation Profit Sharing Plan and Trust)**

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

**IBERIABANK Corporation**
**200 West Congress Street**
**Lafayette, Louisiana 70501**

**As filed on June 25, 2015**

{DC011695.1}

## IBERIABANK CORPORATION RETIREMENT SAVINGS PLAN

### Index to Financial Statements and Supplementary Schedules



{DC011695.1}



Castaing
Hussey &
Lolan, LLC
— Certified Public Accountants

Samuel R. Lolan, CPA
Lori D. Percle, CPA
Debbie B. Taylor, CPA
Katherine H. Armentor, CPA
Robin G. Freyou, CPA
Shalee M. Landry, CPA

Charles E. Castaing, CPA, *Retired*
Roger E. Hussey, CPA, *Retired*

## Report of Independent Registered Public Accounting Firm

To the Trustees and Participants of the
IBERIABANK Corporation Retirement Savings Plan
Lafayette, LA

We have audited the accompanying statements of net assets available for benefits of the IBERIABANK Corporation Retirement Savings Plan as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the IBERIABANK Corporation Retirement Savings Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

The supplemental schedule of assets held for investment purposes at December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of IBERIABANK Corporation Retirement Savings Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but includes supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Castaing, Hussey & Lolan, LLC

New Iberia, Louisiana
June 23, 2014



525 Weeks Street • P.O. Box 14240 • New Iberia, Louisiana 70562-4240
Ph.: 337-364-7221 • Fax: 337-364-7235 • email: info@chlcpa.com

**IBERIABANK CORPORATION**
**RETIREMENT SAVINGS PLAN**

**STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS** — **DECEMBER 31, 2014 AND 2013**

| | 2014 | 2013 |
|---|---|---|
| ASSETS | | |
| Participant-Directed Investments (at fair value) | $ 95,719,977 | $ 83,848,267 |
| Receivables: | | |
| Notes Receivable from Participants | 2,091,820 | 1,730,571 |
| Dividends Receivable | 111,024 | 108,934 |
| TOTAL RECEIVABLES | 2,202,844 | 1,839,505 |
| TOTAL ASSETS | $ 97,922,821 | $ 85,687,772 |
| LIABILITIES | | |
| Excess Contributions Payable | $ 230,671 | $ 457,215 |
| Dividends Payable | 7,504 | 10,342 |
| TOTAL LIABILITIES | 238,175 | 467,557 |
| NET ASSETS AVAILABLE FOR BENEFITS REFLECTING INVESTMENTS AT FAIR VALUE | 97,684,646 | 85,220,215 |
| Adjustment from fair value to contract value for fully benefit-responsive investment contract | (70,995) | (40,056) |
| NET ASSETS AVAILABLE FOR BENEFITS | $ 97,613,651 | $ 85,180,159 |

The accompanying notes are an integral part of these financial statements.

**IBERIABANK CORPORATION**
**RETIREMENT SAVINGS PLAN**

**STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS**

**FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013**

| | 2014 | 2013 |
|---|---|---|
| ADDITIONS | | |
| Investment Income: | | |
| Net appreciation in fair value of investments | $ 4,213,191 | $ 13,749,682 |
| Dividends and Other Income | 872,532 | 687,925 |
| Total Investment Income | 5,085,723 | 14,437,607 |
| Interest income on notes receivable from participants | 84,885 | 69,154 |
| Contributions: | | |
| Employer | 1,522,325 | 1,344,658 |
| Participant | 9,323,397 | 8,326,002 |
| Rollover | 3,142,879 | 2,510,968 |
| Total Contributions | 13,988,601 | 12,181,628 |
| TOTAL ADDITIONS | 19,159,209 | 26,688,389 |
| DEDUCTIONS | | |
| Benefits paid to participants | 6,716,209 | 8,185,748 |
| Administrative Expenses | 44,719 | 38,639 |
| TOTAL DEDUCTIONS | 6,760,928 | 8,224,387 |
| NET INCREASE DURING YEAR | 12,398,281 | 18,464,002 |
| Transfers In from Other Plans | 35,211 | 0 |
| NET ASSETS AVAILABLE FOR BENEFITS: | | |
| Beginning of Year | 85,180,159 | 66,716,157 |
| End of Year | $ 97,613,651 | $ 85,180,159 |

The accompanying notes are an integral part of these financial statements.

## NOTE 1 – PLAN DESCRIPTION:

The following description of the IBERIABANK Corporation Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

### *General*

The Plan is a defined contribution plan with an employee stock ownership plan ("ESOP") component covering employees age 18 or older of the participating employers. The participating employers, who are all members of a controlled group with IBERIABANK Corporation as Parent Corporation, include IBERIABANK, Iberia Financial Services, LLC, IBERIABANK Mortgage, Iberia Capital Partners, Lenders Title Company, American Abstract and Title Company and United Title of Louisiana. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is designed to comply with the applicable sections of the Internal Revenue Code.

### *Contributions*

Participants may contribute up to 100 percent of pretax annual compensation in the form of a salary reduction, as defined by the Plan. Participants who have attained age 50 before then end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans. Participants direct the investment of their contributions in various investment options offered by the plan. The employer may make a discretionary matching contribution equal to a percentage of the amount of the salary reduction elected by the participant. For the years ended December 31, 2014 and 2013, the employer match was 50% of the first 3% of participant contributions, with a maximum match of $1,500. In addition, the employer may make an additional discretionary contribution based on a percentage of annual compensation. Contributions are subject to certain IRS limitations. Effective January 1, 2014, the Plan instituted a qualified Roth Contribution Program which permits Roth after-tax, rollover and catch-up contributions.

### *Participant Accounts*

Individual accounts are maintained for each participant. Each participant's account is credited with the participant's contribution and employer matching contributions, as well as allocations of (a) the employer's discretionary contribution, and (b) the earnings from the participant's investment accounts, and (c) forfeitures of terminated participants' non-vested accounts not otherwise allocated to employer contributions. Participant accounts are charged with an allocation of administrative expenses of the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

### *Vesting*

Participants are immediately vested in their contributions plus actual earnings thereon and in all dividends paid on employer securities. Vesting in the employer's matching and discretionary contribution portions of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after 6 years of credited service.

On the occurrence of death, retirement, or Plan termination, a participant becomes fully vested in employer contributions and related earnings.

## NOTE 1 – PLAN DESCRIPTION (Continued):

### *Notes Receivable from Participants*

Participants may borrow from their fund accounts up to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from six months to five years or up to 30 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates. Principal and interest are paid ratably through bi-weekly payroll deductions.

### *Plan Expenses*

Expenses are incurred at either the fund level or Plan level. All expenses by the funds (commissions, management fees, etc.) are paid out of the investor assets, and are therefore, netted in realized and unrealized appreciation in fair value of investments in the Statement of Net Assets Available for Benefits. The Company pays some Plan level expenses.

### *Administration*

The Plan is administered by the Plan Administration and Investment Committee, which is comprised of employees of IBERIABANK and IBERIABANK Corporation, who are appointed by the Board of the Bank. The trustee of the Plan is Principal Financial Group. Additional Plan information is provided to participants by the Company in the form of a Summary Plan Description.

### *Payment of Benefits*

Participants with vested balances of greater than $5,000 upon termination of service due to death, disability, retirement or termination of employment may elect to receive a lump-sum distribution or annual installments as indicated in the plan document. Upon termination of service, a participant with a vested balance of less than $5,000 will receive a lump-sum amount equal to the vested value in his or her account as soon as administratively feasible after termination.

### *Forfeited Accounts*

Forfeitures of employer contributions shall be used to reinstate previously forfeited account balances of former participants, to make up contributions for any eligible employees erroneously omitted from the plan, to offset employer contributions, to offset administrative costs or to allocate to participants in the same manner as employer contributions. At December 31, 2014 and 2013, there were no forfeited non-vested accounts. During 2014 and 2013, employer contributions were reduced by $99,913 and $111,211, respectively.

### *ESOP Features*

Each participant is entitled to elect whether dividends shall be distributed to the participant or reinvested in Employer securities. Participants with stock retain voting rights with respect to Employer securities allocated to his or her account. Cash dividends paid on IBERIABANK Corporation common stock are 100% vested regardless of years of service performed.

### *Put Ownership*

Under Federal income tax regulations, employer stock that is held by the Plan and its participants and is not readily tradable on an established market, or is subject to trading limitations includes a put option. The put option is the right to demand that the Company buy any shares of is stock from participants for which there is no market. The put price is representative of the fair market value of the stock. The Company can pay for the purchase with interest over a period of five years. The purpose of the put option is to ensure that the participant has the ability to ultimately obtain cash.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

*Basis of Accounting*

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of net assets available for benefit of a defined-contribution plan attributable to fully benefit-responsive, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Asset Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for fully benefit-responsive investment contracts.

*Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

*Investment Valuation and Income Recognition*

The Plan's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's Investment Committee determines the Plan's valuation policies utilizing information provided by the investment advisers and custodians. See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the plan's gains and losses on investments bought and sold as well as held during the year.

*Notes Receivable from Participants*

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

*Excess Contributions Payable*

The Plan failed to pass the Average Deferral Percentage Test for 2014 and 2013. Excess contributions amounting to $230,671 and $457,215 at December 31, 2014 and 2013, respectively, are recorded as a liability in the accompanying statement of net assets available for benefits and as a reduction of participant contributions. The Plan distributed the excess contributions to the applicable participants prior to March 15 of the following Plan year.

*Payment of Benefits*

Benefits are recorded when paid.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

*Subsequent Events*

The Plan has evaluated subsequent events through June 23 2015, the date the financial statements were available to be issued.

## NOTE 3 – FAIR VALUE MEASUREMENTS:

The fair value accounting literature establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1, which consist of unadjusted quoted prices in active markets for identical assets have the highest priority, Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available or Level 1 securities where there is a contractual restriction, and Level 3 which have the lowest priority. The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

*Level 1 Fair Value Measurements – Common Stock and Mutual Funds*

The fair values of common stock are based on quoted market prices in actively traded markets.The fair values of mutual funds are based on quoted values of the funds, which are deemed by the Plan to be actively traded.

*Level 2 Fair Value Measurements – Pooled Separate Accounts and Collective Investment Trust*

*Stable value fund:* The fair value of participation units in the collective investment trust is based on net asset values ("NAV") of the fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund. The fund invests in synthetic investment contracts comprised of both underlying investment and contractual components which have observable level 1 or 2 pricing inputs. The objective of the fund is to provide preservation of capital, relatively stable returns and liquidity for participant payments.

*Pooled separate accounts*: The fair values of participation units held in separate accounts are based on the NAV reported by the fund managers as of the financial statement dates and recent transaction prices. The investment objectives and underlying investments of the separate accounts vary, and are made up of a wide variety of underlying investments such as equities, preferred stock, bonds, real estate and mutual funds.

In addition, one of the separate accounts invests mainly in commercial real estate and includes mortgage loans which are backed by the associated properties. The fair value of the underlying real estate is estimated using discounts cash flow valuation models that utilize public real estate market data inputs. In addition, each property is appraised annually by an independent appraiser.

Accounting Standards Codification 820 allows the use of NAV per share as a practical measure to estimate the fair value of an investment as long as certain requirements are met. Investments in pooled separate accounts meet those requirements and reflect observable market information; therefore are categorized in the recurring fair value measurements hierarchy as Level 2.

## NOTE 3 – FAIR VALUE MEASUREMENTS (continued):

The Plan's investments are reported at fair value in the accompanying statement of net assets available for benefit. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its calculation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

| | Fair Value Measurement Using: | | | |
|---|---|---|---|---|
| | Fair Value | Level 1 | Level 2 | Level 3 |
| December 31, 2014 | | | | |
| Pooled Separate Accounts | | | | |
| Balanced Asset Allocation | $ 36,911,909 | $ - | $ 36,911,909 | $ - |
| Fixed Income | 4,864,793 | - | 4,864,793 | - |
| International Equity | 3,365,602 | - | 3,365,602 | - |
| Large U.S. Equity | 8,838,193 | - | 8,838,193 | - |
| Small / Mid U.S. Equity | 7,185,963 | - | 7,185,963 | - |
| Mutual Funds | | | | |
| Large U.S. Equity | 4,144,597 | 4,144,597 | - | - |
| Small / Mid U.S. Equity | 2,625,669 | 2,625,669 | - | - |
| Common Stock | | | | |
| Employer Security | 21,031,366 | 21,031,366 | - | - |
| Collective Investment Trust | | | | |
| Short-Term Fixed Income | 6,751,885 | - | 6,751,885 | - |
| Total | $ 95,719,977 | $ 27,801,632 | $ 67,918,345 | $ - |

| | Fair Value Measurement Using: | | | |
|---|---|---|---|---|
| | Fair Value | Level 1 | Level 2 | Level 3 |
| December 31, 2013 | | | | |
| Pooled Separate Accounts | | | | |
| Balanced Asset Allocation | $ 30,975,606 | $ - | $ 30,975,606 | $ - |
| Fixed Income | 3,882,133 | - | 3,882,133 | - |
| International Equity | 2,966,080 | - | 2,966,080 | - |
| Large U.S. Equity | 6,822,847 | - | 6,822,847 | - |
| Small / Mid U.S. Equity | 6,168,742 | - | 6,168,742 | - |
| Mutual Funds | | | | |
| Large U.S. Equity | 3,808,151 | 3,808,151 | - | - |
| Small / Mid U.S. Equity | 2,443,509 | 2,443,509 | - | - |
| Common Stock | | | | |
| Employer Security | 20,163,298 | 20,163,298 | - | - |
| Collective Investment Trust | | | | |
| Short-Term Fixed Income | 6,617,901 | - | 6,617,901 | - |
| Total | $ 83,848,267 | $ 26,414,958 | $ 57,433,309 | $ - |

## NOTE 3 – FAIR VALUE MEASUREMENTS (continued):

### Fair Value of Investments in Entities that Use NAV

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2014 and 2013, respectively.

| | Fair Value Measurement Using: | | | |
|---|---|---|---|---|
| | Fair Value | Unfunded | Redemption Frequency (if currently eligible) | Redemption Notice Period |
| December 31, 2014 | | | | |
| Pooled Separate Accounts | | | | |
| Balanced Asset Allocation | $ 36,911,909 | n/a | Daily | 1 day |
| Fixed Income | 4,864,793 | n/a | Daily | 1 day |
| International Equity | 3,365,602 | n/a | Daily | 1 day |
| Large U.S. Equity | 8,838,193 | n/a | Daily | 1 day |
| Small / Mid U.S. Equity | 7,185,963 | n/a | Daily | 1 day |
| Collective Investment Trust | | | | |
| Short-Term Fixed Income | 6,751,885 | n/a | Daily | 1 day |
| Total | $ 67,918,345 | | | |

| | Fair Value Measurement Using: | | | |
|---|---|---|---|---|
| | Fair Value | Unfunded | Redemption Frequency (if currently eligible) | Redemption Notice Period |
| December 31, 2013 | | | | |
| Pooled Separate Accounts | | | | |
| Balanced Asset Allocation | $ 30,975,606 | n/a | Daily | 1 day |
| Fixed Income | 3,882,133 | n/a | Daily | 1 day |
| International Equity | 2,966,080 | n/a | Daily | 1 day |
| Large U.S. Equity | 6,822,847 | n/a | Daily | 1 day |
| Small / Mid U.S. Equity | 6,168,742 | n/a | Daily | 1 day |
| Collective Investment Trust | | | | |
| Short-Term Fixed Income | 6,617,901 | n/a | Daily | 1 day |
| Total | $ 57,433,309 | | | |

## NOTE 4 – PARTICIPANT-DIRECTED INVESTMENTS:

The following presents investments that represent 5 percent or more of the Plan's net assets:

| | December 31, | |
|---|---|---|
| | 2014 | 2013 |
| Principal Stable Value Sig Fund, at fair value, (contract value of $6,680,887 and $6,577,845, respectively | $ 6,751,885 | $ 6,617,901 |
| IBERIABANK Corporation | $ 21,031,366 | $ 20,163,298 |
| Principal LifeTime 2020 Separate Account | $ 9,687,427 | $ 8,215,555 |
| Principal LifeTime 2030 Separate Account | $ 13,426,212 | $ 11,092,667 |
| Principal LifeTime 2040 Separate Account | $ 7,320,261 | $ 6,031,664 |

During 2014, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $4,213,191 as follows:

| | |
|---|---|
| Pooled Separate Accounts | $ 3,380,589 |
| Mutual Funds | 116,157 |
| Common Stock | 679,999 |
| Collective Investment Trust | 36,446 |
| Total | $ 4,213,191 |

## NOTE 5 - ALLOCATED AMOUNTS:

At December 31, 2014 and 2013, there were no amounts allocable to participants who had elected to withdraw from the plan.

## NOTE 6 – TAX STATUS:

The IRS has determined and informed the Company by a letter dated November 12, 2014, that the Plan and the related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

## NOTE 6 – TAX STATUS (continued):

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

## NOTE 7 - PLAN TERMINATION:

Although it has not expressed any intent to do so, participating employers have the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

## NOTE 8 – PARTIES-IN-INTEREST TRANSACTIONS:

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the plan, the Employer and certain others. Certain plan investments are held in pooled separate accounts and a collective investment trust managed by Principal Financial Group. Principal is also the trustee as defined by the Plan and, therefore these transactions qualify as exempt party-in-interest transactions.

One of the investment options of the Plan is IBERIABANK Corporation common stock. As the Company is Plan Sponsor, transactions involving IBERIABANK Corporation common stock quality as party–in-interest transactions. At December 31, 2014 and 2013, the Plan held an aggregate of 324,307.89 and 320,816.20 shares of IBERIABANK Corporation common stock valued at $21,031,366 and $20,163,298, respectively. Dividends received on IBERIABANK Corporation stock were $438,036 and $472,470, respectively.

Participant loans are also considered party-in-interest investments.

Some of the Plan's administrative expenses other than loan fees paid by participants are paid by the Company. Such expenses have historically been comprised of fees for audit, custody and recordkeeping services. IBERIABANK provides certain accounting and administrative services to the Plan for which no fees are charged.

## NOTE 9 – CONCENTRATION OF INVESTMENTS:

The Plan's investment in the shares of IBERIABANK Corporation Common Stock represents approximately 22% and 24% of total Plan assets as of December 31, 2014 and 2013, respectively.

The Company is a Louisiana corporation that serves as a bank holding company for IBERIABANK, Iberia Capital Partners and Lenders Title Company. Through the Subsidiaries, the Company offers commercial and retail products and services to customers throughout South Central and South stern United States.

## NOTE 10 – DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

| | December 31, | |
|---|---|---|
| | 2014 | 2013 |
| Net Assets Available for benefits per the financial statements | $ 97,613,651 | $ 85,180,159 |
| Adjustment from contract value to fair value for fully benefit-responsive investment contracts | 70,995 | 40,056 |
| Net assets available for benefits per Form 5500 | $ 97,684,646 | $ 85,220,215 |

| | December 31, | |
|---|---|---|
| | 2014 | 2013 |
| Net Increase per the financial statements | $ 12,398,281 | $ 18,464,002 |
| Adjustment for income reported from contract value to fair value | 30,939 | (122,563) |
| Net Income Form 5500 | $ 12,429,220 | $ 18,341,439 |

## NOTE 11 – RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of employer securities and certain investments. These investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with these investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

# SUPPLEMENTAL SCHEDULE

**IBERIABANK CORPORATION**
**RETIREMENT SAVINGS PLAN**

**SCHEDULE H, LINE 4i -**
**SCHEDULE OF ASSETS (HELD AT END OF YEAR)** **DECEMBER 31, 2014**

| (a) | (b) Identity of issue, borrower, lessor or similar party | (c) Description of investment including maturity date, rate of interest, collateral, par or maturity value | | (d) Cost | (e) Current Value |
|---|---|---|---|---|---|
| * | Participant Loans | Notes Receivable, ranging from interest rates of 4.25% to 5.25% and maturities of one to thirty years | | $-0- | $2,091,820 |
| * | IBERIABANK Corporation | 324,307.89 | Shares Common Stock | | 21,031,366 |
| * | Principal Stable Value Sig Fund Morley Financial Services | 356,372.29 | Shares | | 6,751,885 |
| * | Principal Bond & Mtg Sep Acct Principal Global Investors | 1,265.62 | Shares | | 1,422,724 |
| * | Principal Lifetime 2010 Sep Acct Multiple Sub-Advisors | 98,094.14 | Shares | | 2,029,001 |
| * | Principal Lifetime 2020 Sep Acct Multiple Sub-Advisors | 428,188.99 | Shares | | 9,687,427 |
| * | Principal Lifetime 2030 Sep Acct Multiple Sub-Advisors | 584,816.98 | Shares | | 13,426,212 |
| * | Principal Lifetime 2040 Sep Acct Multiple Sub-Advisors | 310,707.68 | Shares | | 7,320,261 |
| * | Principal Lifetime 2050 Sep Acct Multiple Sub-Advisors | 172,824.61 | Shares | | 3,965,236 |
| * | Principal Lifetime 2060 Sep Acct Multiple Sub-Adivsors | 4,735.94 | Shares | | 59,909 |
| * | Principal Lifetime Str Inc Sep Acct Multiple Sub-Advisors | 22,370.43 | Shares | | 423,863 |
| | MidCap Value I Sep Acct Goldman Sachs/LA Capital Mgmt | 31,759.67 | Shares | | 1,998,201 |
| * | Principal Smcap S&P 600 Index Sep Acct Principal Global Investors | 71,928.37 | Shares | | 3,112,401 |
| * | Principal Midcap S&P 400 Index Sep Acct Principal Global Investors | 49,449.16 | Shares | | 2,075,361 |

Continued

**IBERIABANK CORPORATION**
**RETIREMENT SAVINGS PLAN**

**SCHEDULE H, LINE 4i -**
**SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2014**

| (a) | (b) Identity of issue, borrower, lessor or similar party | (c) Description of investment including maturity date, rate of interest, collateral, par or maturity value | | (d) Cost | (e) Current Value |
|---|---|---|---|---|---|
| | Small Cap Value A Fund<br>Goldman Sachs/Asset Mgmt | 19,105.35 | Shares | | 999,592 |
| | Large Cap Growth Sep Acct .<br>T. Rowe Price/Brown Advisory | 207,997.59 | Shares | | 3,963,710 |
| * | Principal Lgcap S&P 500 Index Sep Acct<br>Principal Global Investors | 53,306.88 | Shares | | 4,874,483 |
| * | Principal Diversified Intl Sep Acct<br>Principal Global Investors | 28,632.55 | Shares | | 2,011,289 |
| * | Principal US Property Sep Acct<br>Principal Real Estate Investors | 2,698.79 | Shares | | 2,200,850 |
| * | Principal Intl Emerging Mkts Sep Acct<br>Principal Global Investors | 25,431.54 | Shares | | 1,354,313 |
| | Pimco – Core Plus Bond I SA | 89,496.65 | Shares | | 1,241,219 |
| | Victory Munder Mid-Cap Core Growth | 28,467.22 | Shares | | 1,172,565 |
| | MFS Value R3 Fund | 118,960.89 | Shares | | 4,144,597 |
| | Small Cap Growth A Fund<br>Eagle Asset Management | 8,537.51 | Shares | | 453,512 |
| | Totals | | | | $97,811,797 |

* Denotes party-in-interest

**EXHIBIT INDEX**

**TO**

**FORM 11-K FOR**

**IBERIABANK CORPORATION**
**RETIREMENT SAVINGS PLAN**

| Exhibit Number | Description of Exhibit |
| --- | --- |
| 23.1 | Consent of Castaing, Hussey & Lolan, LLC dated June 23, 2015 |

**SIGNATURES**

*The Plan.* Pursuant to the requirements of the Securities Exchange Act of 1934, the IBERIABANK Corporation Retirement Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN



Date: June 24, 2015

By: ____________________
Name: Greg Rizzuto
Title: Chairman of the Plan Administration and Investment Committee

{DC011695.1}



Castaing
Hussey &
Lolan, LLC
— *Certified Public Accountants*

**EXHIBIT 23.1**

Samuel R. Lolan, CPA
Lori D. Percle, CPA
Debbie B. Taylor, CPA
Katherine H. Armentor, CPA
Robin G. Freyou, CPA
Shalee M. Landry, CPA

Charles E. Castaing, CPA, *Retired*
Roger E. Hussey, CPA, *Retired*

**CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

As an independent registered public accounting firm, we hereby consent to the use in this Form 11-K of our report dated June 23, 2015 and the incorporation by reference of our report in IBERIABANK Corporation's Registration Statements on Form S-8 (File No. 333-79811 and 333-135359).

Castaing, Hussey & Lolan, LLC
New Iberia, Louisiana
June 23, 2015

525 Weeks Street • P.O. Box 14240 • New Iberia, Louisiana 70562-4240
Ph.: 337-364-7221 • Fax: 337-364-7235 • email: info@chlcpa.com